UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Freeport-McMoran Copper & Gold Inc.

(Name of Issuer)

Gold-Denominated Preferred Stock, Series C

(Title of Class of Securities)

35671D881 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 5 Pages)

SCHEDULE 13G/A

CUSIP No. 35671D881                                                                                                                          Page 2 of 5 Pages

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Arnhold and S. Bleichroeder Advisers, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 1,342,500 6. Shared Voting Power 0 7. Sole Dispositive Power 1,342,500 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,342,500

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 31.18%

12.	Type of Reporting Person (See Instructions) IA

Page 2 of 5 Pages

Item 1.	(a)	Name of Issuer: Freeport-McMoran Copper & Gold Inc.

	(b)	Address of Issuer’s Principal Executive Offices 1615 Poydras Street New Orleans, LA 70112

Item 2.	(a)	Name of Person Filing: Arnhold and S. Bleichroeder Advisers, LLC

	(b)	Address of Principal Business Office or, if none, Residence: 1345 Avenue of the Americas New York, NY 10105

	(c)	Citizenship: Delaware

	(d)	Title of Class of Securities: Gold-Denominated Preferred Stock, Series C

	(e)	CUSIP Number: 35671D881

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: 1,342,500.

	(b)	Percent of class: 31.18%.

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: 1,342,500.

		(ii)	Shared power to vote or to direct the vote: 0.

		(iii)	Sole power to dispose or to direct the disposition of: 1,342,500.

		(iv)	Shared power to dispose or to direct the disposition of: 0.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

While the filing person has sole voting power and sole power to dispose of the equity securities to which this filing relates, certain investment companies and other customers to which the filing person provides investment advice are entitled to the ultimate economic benefits of such securities; such benefits may include the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(Page 4 of 5 Pages)

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Member of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2004

Date

/s/ Robert Bruno

Signature

Name/Title

(Page 5 of 5 Pages)